Exhibit 99.2
Translated from the French

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 2,891,118.67 euros
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX – France
379 001 530 R.C.S. LYON
DRAFT RESOLUTIONS SUBMITTED TO THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON JUNE 12, 2006

- DRAFT RESOLUTIONS WITHIN THE COMPETENCE OF THE ORDINARY GENERAL SHAREHOLDERS’ MEETING -
1.	Approval of Statutory Accounts for year ended 31 December 2005

2.	Allocation of Results to Retained Earnings

3.	Renewal of Mr Elie Vannier as Director

4.	Renewal of Mr Cornélis Boonstra as Director

5.	Renewal of Mr. Frédéric Lemoine as Director

6.	Renewal of Mr. John L. Vogelstein as Director

7.	Renewal of Mr. Stephen H. Willard as Director

8.	Renewal of Mr Lodewijk J.R. De Vink as Director

9.	Determination of the annual amount of Directors’ attendance fees

10.	Approval of agreements referred to in article L. 225-38 et seq. of the Commercial Code,
- DRAFT RESOLUTIONS WITHIN THE COMPETENCE OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING -
11.	Authority granted to the Board of Directors to issue up to 150,000 warrants (“Bons de Souscription d’Actions)” (“warrants BSA”), reserved to a category of beneficiaries comprising the Directors of the Company who are not officers and/or employees of the Company, but including the Chairman; authorizing the Board of Directors to proceed with the capital increase subsequent to the exercise of these warrants (BSA) and to issue a maximum of 150.000 new ordinary shares

12.	Increase of the share capital reserved to the Company’s employees as contemplated by articles L. 225-129-6 of the Commercial Code and L. 443-5 of the Labor Code

13.	Authority in connection with filing, publication, and registration formalities

FIRST RESOLUTION
Approval of Statutory Accounts for year ended 31 December 2005
The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having taken cognizance of the financial statements for the fiscal year ended on December 31, 2005, and having heard a reading of the Board of Directors’ management report and of the general report of the Statutory Auditor pertaining to said fiscal year, approves, in their entirety, the said financial statements as they have been presented to it, as well as the transactions recorded in such financial statements and reports, which show a loss in the amount of (20,705,494) euros.
Accordingly, the General Shareholders’ Meeting grants the Directors full discharge for the performance of their duties during said fiscal year.
Furthermore and in accordance with Section 223 quater of the General Tax Code, the General Shareholders’ Meeting acknowledges that non tax-deductible expenses or charges as set forth at Section 39-4 of the General Tax Code were incurred for a total of 12,390 Euros during the fiscal year ended December 31, 2005 in relation to non-deductible depreciation of motor vehicles.
Attendance fees for an amount of 160,715 euros were also recorded as non tax-deductible in 2005.
SECOND RESOLUTION
After having heard a reading of the Board of Directors’ management report, the General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, decides to allocate the loss for the financial year ended on December 31, 2005, amounting to (20,705,494)euros, to the carry forward account, which will then amount to (57,245,785) euros.
It is recalled, pursuant to article 243 bis of the General Tax Code, that no dividend was distributed for the fiscal years ended December 31, 2004, December 31, 2003 and December 31, 2002.
THIRD RESOLUTION
The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of Elie Vannier expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2006.
Elie Vannier has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.

FOURTH RESOLUTION
The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of Cornélis Boonstra expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2006.
Cornélis Boonstra has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.
FIFTH RESOLUTION
The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of Frédéric Lemoine expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2006.
Frédéric Lemoine has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.
SIXTH RESOLUTION
The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of John L. Vogelstein expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2006.
of John L. Vogelstein has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.
SEVENTH RESOLUTION
The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of Stephen H. Willard expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2006.

Stephen H. Willard has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.
EIGHTH RESOLUTION
The General Shareholders’ Meeting, voting under the quorum and majority conditions for ordinary general meetings, after having heard a reading of the Board of Directors’ management report, acknowledging that the term of the Director’s office of Lodewijk J.R. De Vink expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2006.
Lodewijk J.R. De Vink has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.
NINTH RESOLUTION
After having heard a reading of the Board of Directors’ management report, the General Shareholders’ Meeting voting under the quorum and majority conditions for ordinary general meetings, decides to allocate to the Board of Directors a maximum aggregate amount of 400,000 euros as annual attendance fees (jetons de presence) for the fiscal year ending December 31, 2006.
The General Shareholders’ Meeting acknowledges that the Board will determine the allocation and payment date of said attendance fees
TENTH RESOLUTION
After having heard a reading of the Board of Directors’ management report, and the statutory auditor’s special report regarding the agreements referred to in article L. 225-38 et seq. of the Commercial Code, the General Shareholders’ Meeting voting under the quorum and majority conditions for ordinary general meetings, approves the agreements entered into or previously authorized and which remained into force during the fiscal year ended December 31, 2005, together with the transactions mentioned therein.
- DRAFT RESOLUTIONS WITHIN THE COMPETENCE OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING -
ELEVENTH RESOLUTION
The General Shareholders’ Meeting, voting under the quorum and majority requirements for extraordinary general meetings, after having heard a reading of the Board of Directors’ report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up, in accordance with the provisions of Articles L. 225-138 and L. 228-91 et seq. of the Commercial Code,

1.	decides to authorize the Board to issue 150,000 warrants (BSA) for a subscription price to be paid up in cash and determined by the Board based on the evaluation of an independent expert. Such evaluation shall be the fair value of the warrants (BSA) which will be in part a function of the subscription price of the shares to be determined by the Board, in accordance with the provisions set forth in paragraph 3 below. The subscription amount of these warrants (BSA), if any, will be registered in a special reserve account labeled “issue premium” which will carry rights for all shareholders;

2.	decides to cancel the preferential right of subscription attributed to the shareholders by Article L. 225-132 of the Commercial Code and to reserve the subscription of these 150,000 warrants (BSA), to the following category of beneficiaries: Directors of the Company who are not officers and/or employees of the Company, but including the Chairman

3.	decides that each warrant (BSA) will give its holder, subject to the terms and conditions set forth hereafter and in the Board’s decision to issue the warrants (BSA), the right to subscribe to one share of the Company for a subscription price which shall be the market price for the share, in the form of ADS, on the NASDAQ, on the closing of the trades on the day preceding the decision of the Board to issue such warrants (BSA), provided that such price shall not be less than 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such Board’s decision. In this case, the price for the share shall be equal to 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such Board’s decision;

4.	resolves that the shares thus subscribed upon exercise of the warrants (BSA) shall be fully paid up on the date of their subscription, either in cash or by offset of debt in the conditions laid down by law;

5.	decides that each warrant (BSA) shall be exercised by its holder in accordance with the conditions set forth by the Board’s decision to issue the warrants (BSA), provided that such exercise shall occur within five years from the issuance date and that the holder is still a member of the Board of Directors of the Company on the day of such exercise;

6.	If its holder fails to exercise the warrant in whole or in part at the expiry of the above mentioned period, the warrant (BSA) and the attached right to subscribe will lapse automatically;

7.	decides that, as of, at the issuance date of the warrants (BSA), the Company will be entitled to:
-	conduct any change in its corporate organization,

-	conduct any change in its corporate purpose,

-	change the allocation rule of its profits and to redeem its share capital, subject to the Company taking all the necessary measures to protect the warrants holders pursuant to Article L. 228-99 of the Commercial Code,

-	issue preferred shares subject to the Company taking all the necessary measures to protect the warrants holders pursuant to
Article L. 228-99 of the Commercial Code;
8.	decides that, in the event the Company issues, under any circumstances, new shares with a preferential right to subscribe reserved to its shareholders, or if the Company conducts a distribution of its reserves, in cash or in kind, and of its share premiums or if the Company changes the allocation of its profits through the issuance of preferred shares, the Company will take all the necessary measures to protect the interests of the warrants’ holders pursuant to the provisions of Article L. 228-99 of the Commercial Code;

9.	decides that, in the case of a capital reduction, motivated or not by losses, and conducted through either a decrease of the par value of the shares or a decrease of the number of shares, the warrants holders’ rights will be decreased accordingly as if they had been exercised, before the date when the capital decrease has become final;

10.	acknowledges that, pursuant to the provisions of Article L. 228-103 et seq. of the Commercial Code, the warrants’ holders will all be grouped together in order to defend their common interests, in an assembly (a “masse”) with a civil personality. General warrants holders meetings will be convened to authorize any changes in the issuance terms and conditions and to decide on any decision regarding the conditions of subscription or allocation of the shares as set forth at the time issuance took place. Each warrant will give access to one voting right. The conditions regarding the quorum and the majority will be those determined in the second and third paragraph of Article L. 225-96 of the Commercial Code. The expenses incurred in connection with such meetings, as well as, generally, any expenses in connection with the assembly (“masse”) will be borne by the Company;

11.	Consequently and in accordance with the provisions of Article L. 228-91 of the Commercial Code, authorizes the issue of a maximum of 150.000 new ordinary shares of an approximate nominal value of 0.12 euro each to which exercise of warrants (BSA) will give rise, that is, a capital increase of an approximate maximum nominal amount of 18,294 euros, without taking into account, as the case may be, any additional shares that may be issued to protect the interests of the warrants’ holders pursuant to the provisions of Article L. 228-99 of the Commercial Code;

12.	decides that the new shares remitted to the subscriber on exercise of the warrant will be subject to all the provisions of the bylaws of the Company and will carry distribution rights from the date of their creation;

13.	acknowledges that, in accordance with Article L. 225-132 paragraph 6 of the Commercial Code, the decision of the General Shareholders’ Meeting automatically entails the waiver by the shareholders of their preferential rights in respect of the shares which may be issued upon exercise of the warrants (BSA), for the benefit of the holders of the above-mentioned 150,000 warrants (BSA);

14.	decides that this authorization is granted for a term of eighteen (18) months starting from the date of this General Shareholders’ Meeting;

15.	acknowledges that, such warrants (BSA) shall be issued within a maximum period of eighteen (18) months from the date of the General Meeting in accordance with Article L. 225-138 of the Commercial Code;

16.	decides to grant the Board of Directors with all necessary powers to implement this decision under the terms and conditions set by the present resolution and by law, and in particular:
-	to issue and fix the subscription price of the warrants (BSA)

-	to determine the beneficiaries amongst the category defined by this resolution,

- to fix the issue price of the shares to be subscribed upon exercise of the warrants (BSA) in accordance with terms and conditions set by the present resolution, the dates, periods and conditions of subscription and final details of the issue within the limits laid down by this general meeting of shareholders and to allocate the issue premium, as the case may be,

-	to close the subscription period early or extend its date, if required,

-	to gather the subscriptions and payments in respect of the subscription for the aforementioned warrants (BSA),

- to record the number of shares issued on exercise of the warrants (BSA) and carry out any formalities resulting from the corresponding increases in share capital and make the corresponding amendments to the bylaws,

- to take any action required to ensure the protection of the warrant holder in the event of financial operations relating to the Company, in accordance with the legal and regulatory provisions in force, and generally, to take any action and carry out any formality which is useful in respect of this issue.
TWELFTH RESOLUTION
The General Shareholders’ Meeting, voting under the quorum and majority requirements for extraordinary general meetings, after having heard a reading of the Board of Directors’ report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up, in accordance with the provisions of Articles L. 225-129, L. 225-129-1, L. 225-129-6 and L. 225-138-1 of the Commercial Code and Article L. 443-5 et seq. of the Labor Code,
1.	authorizes the Board of Directors to carry out, on one or more occasions, on its own resolution, an increase of the share capital, through the issuance of shares reserved, directly or through an Employee Profit Sharing FCP (Fonds commun de placement d’entreprise”), to members of a company sponsored saving plan, as provided for in Article L. 443-1 et seq. of the Labor Code, for employees of the Company or its affiliates, as defined under Article L. 225.180 of the Commercial Code, who shall meet additional criteria to be defined by the Board, if any (the “Group Employees”);

2.	decides to cancel, in favor of those Group Employees, the preferential subscription rights of the shareholders set forth in Article L. 225-132 of the Commercial Code, to the shares to be issued under this resolution;

3.	decides that this authorization is granted for a term of twenty-six (26) months starting from the date of this General Shareholders’ Meeting;

4.	decides to set at 1% of the share capital, as of the date of this meeting, the issuance of shares that could result from the use of this authorization;

5.	decides that the subscription price per share for the shares to be issued in accordance with this authorization shall be determined by the Board of Directors in accordance with Article L. 443-5 of the Labor Code;

6.	decides to grant the Board of Directors with all powers necessary to implement this resolution in accordance with applicable laws and regulations, and subject to the limitations and conditions specified above;

7.	acknowledges that, in the event the Board uses this authorization, it shall so inform the next ordinary general meeting of the shareholders of the operations in accordance with applicable laws and regulations.
THIRTEENTH RESOLUTION
The General Shareholders’ Meeting grants a power of attorney to the bearer of an original, an except or a copy hereof, in order to effect all publication, filing and other formalities required by law.